Exhibit 99.1

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,313,976,706	1,351,013,825	198,360,543
Short-term investments	2,062,818,597	1,783,257,278	261,824,029
Accounts receivable, net	43,608,167	25,399,545	3,729,249
Prepaid services fees	77,099,153	87,864,025	12,900,501
Other receivables and prepaid expenses, net	25,333,430	36,824,250	5,406,666
Total current assets	3,522,836,053	3,284,358,923	482,220,988

NON-CURRENT ASSETS
Property, plant and equipment, net	72,799,949	70,898,705	10,409,594
Long-term investments	11,220,589	11,209,617	1,645,834
Deferred tax assets	443,086	296,489	43,532
Operating lease right-of-use assets	917,975	1,149,178	168,726
Total non-current assets	85,381,599	83,553,989	12,267,686
TOTAL ASSETS	3,608,217,652	3,367,912,912	494,488,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	35,095,201	29,170,609	4,282,930
Advance from customers	7,256,576	33,402,571	4,904,282
Other payables and accrued liabilities	644,577,300	625,248,140	91,801,104
Bank loans	30,000,000	30,000,000	4,404,704
Operating lease liabilities - current	683,961	653,986	96,020
Convertible notes payable	184,735,532	184,908,865	27,148,962
Taxes payable	18,667,238	20,451,280	3,002,728
Total current liabilities	921,015,808	923,835,451	135,640,730

OTHER LIABILITIES
Amount due to related party – noncurrent	22,604,882	22,604,882	3,318,927
Operating lease liabilities - noncurrent	240,895	458,653	67,341
Total other liabilities	22,845,777	23,063,535	3,386,268
Total liabilities	943,861,585	946,898,986	139,026,998

SHAREHOLDERS’ EQUITY
Class A ordinary shares, USD 0.002 par value, 37,500,000 shares authorized, 1,005,778 shares issued and outstanding as of December 31, 2025 and June 30, 2026	13,095	13,095	1,923
Class B ordinary shares, USD 0.002 par value, 412,500,000 shares authorized, 17,379,276 shares issued and outstanding as of December 31, 2025 and June 30, 2026	240,176	240,176	35,263
Additional paid-in capital	2,806,995,759	2,806,995,759	412,132,869
Accumulated deficit	(554,663,713)	(640,137,745)	(93,987,247)
Statutory reserves	20,868,471	19,896,456	2,921,267
Accumulated other comprehensive loss	(64,543,388)	(96,246,678)	(14,131,272)
Total WiMi Hologram Cloud Inc. shareholders’ equity	2,208,910,400	2,090,761,063	306,972,803

NONCONTROLLING INTERESTS	455,445,667	330,252,863	48,488,873

Total equity	2,664,356,067	2,421,013,926	355,461,676

Total liabilities and shareholders’ equity	3,608,217,652	3,367,912,912	494,488,674

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
OPERATING REVENUES
Services	188,240,855	136,763,790	20,080,135
Total operating revenues	188,240,855	136,763,790	20,080,135

COST OF REVENUES	(136,145,659)	(98,090,858)	(14,402,041)

GROSS PROFIT	52,095,196	38,672,932	5,678,094

OPERATING EXPENSES
Selling expenses	(1,134,623)	(897,297)	(131,744)
General and administrative expenses	(36,236,191)	(13,337,989)	(1,958,330)
Research and development expenses	(33,470,081)	(19,145,011)	(2,810,937)
Reversal of / (Allowance) for credit losses	258,607	(4,593,697)	(674,463)
Total operating expenses	(70,582,288)	(37,973,994)	(5,575,474)

(LOSS)/INCOME FROM OPERATIONS	(18,487,092)	698,938	102,620

OTHER INCOME (EXPENSE)
Investment (loss)/income	138,587,488	(180,285,879)	(26,470,199)
Interest income	884,969	646,943	94,986
Finance expenses, net	(1,064,385)	(6,473,922)	(950,524)
Other loss, net	(3,654,606)	(1,308,433)	(192,109)
Gain from disposal of subsidiary	12,296,928	-	-
Total other (loss)/income, net	147,050,394	(187,421,291)	(27,517,846)

INCOME/(LOSS) BEFORE INCOME TAXES	128,563,302	(186,722,353)	(27,415,226)

PROVISION FOR INCOME TAXES
Current	(2,290,252)	(3,213,528)	(471,821)
Deferred	-	(146,597)	(21,524)
Income tax expense	(2,290,252)	(3,360,125)	(493,345)

NET INCOME/(LOSS)	126,273,050	(190,082,478)	(27,908,571)

Less: Net income/(loss) attributable to non-controlling interests	19,975,264	(103,636,431)	(15,216,261)

NET INCOME/(LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	106,297,786	(86,446,047)	(12,692,310)

NET INCOME/(LOSS)	126,273,050	(190,082,478)	(27,908,571)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(17,125,311)	(53,259,663)	(7,819,769)

COMPREHENSIVE INCOME/(LOSS)	109,147,739	(243,342,141)	(35,728,340)

Less: Comprehensive income/(loss) attributable to non-controlling interests	16,071,400	(125,192,804)	(17,675,859)

COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	93,076,339	(118,149,337)	(18,052,481)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	10,304,705	18,385,054	18,385,054
Diluted	23,391,347	18,385,054	18,385,054

EARNINGS/(LOSS) PER SHARE
Basic	10.32	(4.70)	(0.69)
Diluted	4.54	(4.70)	(0.69)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares				Additional	Accumulated deficit		Accumulated other
	Class A Shares	Par Value	Class B Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income (loss)	Noncontrolling interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, December 31, 2024	1,005,778	13,095	8,815,026	117,681	1,836,463,319	20,666,568	(863,708,298)	5,631,753	385,752,204	1,384,936,322
Capital contribution from noncontrolling interests	-	-	-	-	-	-	-	-	541,913,983	541,913,983
Subsidiary share issuance	-	-	-	-	342,763,942	-	-	-	-	342,763,942
Net income	-	-	-	-	-	-	106,297,786	-	19,975,264	126,273,050
Employee equity incentive	-	-	1,320,000	18,966	22,170,973	-	-	-	-	22,189,939
Conversion of convertible bonds into shares	-	-	1,719,557	24,723	24,772,846	-	-	-	-	24,797,569
Foreign currency translation	-	-	-	-	-	-	-	(13,221,447)	(3,903,864)	(17,125,311)
BALANCE, June 30, 2025	1,005,778	13,095	11,854,583	161,370	2,226,171,080	20,666,568	(757,410,512)	(7,589,694)	943,737,587	2,425,749,494

	Ordinary shares				Additional	Accumulated deficit		Accumulated other
	Class A Shares	Par Value	Class B Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income (loss)	Noncontrolling interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, December 31, 2025	1,005,778	13,095	17,379,276	240,176	2,806,995,759	20,868,471	(554,663,713)	(64,543,388)	455,445,667	2,664,356,067
Net loss	-	-	-	-	-	-	(86,446,047)	-	(103,636,431)	(190,082,478)
Disposal/closure of subsidiary	-	-	-	-	-	(972,015)	972,015	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	(31,703,290)	(21,556,373)	(53,259,663)
BALANCE, June 30, 2026	1,005,778	13,095	17,379,276	240,176	2,806,995,759	19,896,456	(640,137,745)	(96,246,678)	330,252,863	2,421,013,926

		USD		USD	USD	USD	USD	USD	USD	USD
BALANCE, June 30, 2026	1,005,778	1,923	17,379,276	35,263	412,132,869	2,921,267	(93,987,247)	(14,131,272)	48,488,873	355,461,676

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	126,273,050	(190,082,478)	(27,908,571)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation and amortization	3,863,369	1,889,970	277,492
(Reversal of)/Allowance for credit losses	(258,607)	4,547,840	667,730
Write off of prepaid service fee	-	45,857	6,733
Stock compensation expenses	22,189,939	-	-
Deferred tax expense	-	146,597	21,524
(Gain)/Loss from short-term investments-realized and unrealized	(17,572,860)	180,285,879	26,470,199
Loss from disposal of property, plant and equipment	-	11,274	1,655
Gain from deconsolidation of subsidiaries	(12,296,928)	-	-
Amortization of operating lease right-of-use assets	544,125	465,271	68,313
Loss from long-term investments	-	10,972	1,611
Change in operating assets and liabilities:
Accounts receivables	454,689	18,133,622	2,662,441
Prepaid services fees	(889,985)	(10,810,729)	(1,587,269)
Other receivables and prepaid expenses	(23,379,909)	(15,963,660)	(2,343,840)
Accounts payable	(2,530,033)	(5,924,592)	(869,869)
Other payables and accrued liabilities	116,532,295	(19,329,160)	(2,837,974)
Advance from customers	(974,415)	26,145,995	3,838,846
Operating lease liabilities	(529,788)	(508,691)	(74,688)
Taxes payable	2,244,422	1,784,042	261,939
Net cash provided by/ (used in) operating activities	213,669,364	(9,151,991)	(1,343,728)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of short-term investments	164,525,845	191,903,680	28,175,965
Purchases of property, plant and equipment	(4,956)	-	-
Purchases of short-term investments	(528,662,610)	(92,628,240)	(13,600,000)
Cash received from disposal of subsidiary	2,977,491	-	-
Net cash (used in)/ provided by investing activities	(361,164,230)	99,275,440	14,575,965

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan – banking facility	25,000,000	25,000,000	3,670,587
Payments to banking facility	(10,000,000)	(25,000,000)	(3,670,587)
Cash received from issuance of shares to noncontrolling interests	775,558,013	-	-
Issuance of convertible notes	263,436,480	-	-
Net cash provided by financing activities	1,053,994,493	-	-

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(17,020,862)	(53,086,330)	(7,794,319)

CHANGE IN CASH AND CASH EQUIVALENTS	889,478,765	37,037,119	5,437,918

CASH AND CASH EQUIVALENTS, beginning of period	1,070,513,011	1,313,976,706	192,922,625

CASH AND CASH EQUIVALENTS, end of period	1,959,991,776	1,351,013,825	198,360,543

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	11,613	3,337	490
Cash paid for interest	759,480	405,092	59,477

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for Operating lease liabilities	-	696,474	102,259
Shares converted from convertible notes payable	(897,330,510)	-	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

WiMi Hologram Cloud Inc. (“WiMi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China. The Company operates through its subsidiaries, WiMi Hologram Cloud Limited (“WiMi HK”), MicroAlgo Inc. (“MicroAlgo”), Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”), and Lixin Technology Co., Ltd. (“Lixin Technology”). On April 28, 2022, the Company also established Weeto Investment Pte. Ltd. in Singapore.

(a) WiMi HK and subsidiaries

WiMi HK holds all of the outstanding equity of Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”). WiMi WFOE, through its variable interest entity (“VIE”), Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality related products and services.

On December 18, 2020, with consent of WiMi WFOE and approval of board, the original shareholders of Beijing WiMi terminated the original VIE agreements that were entered into on November 6, 2018. The original shareholders who collectively owned 17.9% of Beijing WiMi transferred their 17.9% equity interests of Beijing WiMi to Ms. Yao Zhaohua and Ms. Sun Yadong pursuant to share transfer agreements. As a result, Ms. Yao Zhaohua and Ms. Sun Yadong owned 99.90% and 0.1% of Beijing WiMi, respectively. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with WiMi WFOE on December 18, 2020. As such, WiMi WFOE maintained effective control of Beijing WiMi.

On June 1, 2020, WiMi HK established ICinit Limited (“ICinit”) in Hong Kong, and WiMi HK has a 51% equity interest in ICinit.

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000 (approximately RMB 60,321 or USD 6,400). The Company concluded that it had lost controlling financial interest in ICinit on October 1, 2021 and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as equity investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations.

On May 25, 2022, the Company entered into an equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi HK transferred 30% of the issued share capital of ICinit for a consideration of HKD 3,050,000 (approximately RMB 3,594,155 or USD 391,186). As a result of the transfer, the Company now owns 19% equity interest of ICinit and concluded the Company no longer has significant influence over ICinit and the Company discontinued the equity method of accounting and accounted for the retained investment as an equity security in accordance with ASC 321.

On August 21, 2020, WiMi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and WiMi HK has a 53% equity interest in VIDA.

On April 15, 2021, WiMi HK set up a joint venture company, Viru Technology Limited (“Viru”) in Hong Kong and WiMi HK has a 55% equity interest in Viru. Viru was set up to develop application of AR services.

Note 1 — Nature of business and organization (cont.)

On August 26, 2022, Viru established a fully owned subsidiary, Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”) in PRC. Shenzhen Weiruntong was set up to develop application of AR services and it had no material operation as of June 30, 2026.

On November 1, 2022, the Company’s board approved the equity transfer agreement between Beijing WiMi and Cui, Yang and Shenzhen Zhangshangkuyu Technology Ltd. to transfer 100% equity interest of Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) and its subsidiaries with consideration of RMB 1 (USD 0.1) and RMB 1 (USD 0.1), respectively. The transfer was effective on November 10, 2022.

(b) MicroAlgo and subsidiaries

On September 24, 2020, WiMi Cayman set up a wholly owned subsidiary, VIYI Technology Inc., which was renamed to VIYI Algorithm Inc. (“VIYI”), under the laws of the Cayman Islands. VIYI was set up to accelerate the development of AI algorithm and cloud computing services.

On September 27, 2020, VIYI entered into Acquisition Framework Agreement which was amended and supplemented on September 28, 2020 to acquire 100% equity interests of Fe-da Electronics Company Private Limited. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction was consummated on September 28, 2020.

On October 9, 2020, VIYI set up a wholly owned holding company in HK, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”) established on November 18, 2020 under the laws of the PRC. On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC for software support services, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On December 24, 2020, with consent of WiMi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 (USD 0.2) and RMB 1(USD 0.2), respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements (see contractual agreements below) with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

The reorganization was completed on December 24, 2020. WiMi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and Shenzhen Weiyixin is the primary beneficiary of Shenzhen Yitian and its subsidiaries. All of these entities are under common control of WiMi Cayman, which results in the consolidation of Beijing WiMi, Shenzhen Yitian and their subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value without change of reporting entities.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI that there is no change of reporting entities.

Note 1 — Nature of business and organization (cont.)

On July 1, 2021, VIYI acquired 100% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The aggregate purchase price is $3.0 million (RMB 20,000,000).On July 19, 2021, Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”). In August 2023, Kashi Guoyu was dissolved.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, 2021 Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of advertising services, for RMB 2 (approximately USD 0.3). On December 7, 2021, Viwotong Tech purchased Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales, for RMB 2 (approximately USD 0.3). On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1(USD$ 0.01), respectively.

On September 23, 2022, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on September 23, 2022. On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a loss from disposal of approximately RMB 1.1 million (USD 0.2 million).

VIYI entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi, Venus Acquisition Corporation (“Venus”)), Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination. On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Venus, which has changed its name to MicroAlgo Inc.

On December 23, 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer, FE-DA and its subsidiaries were Disposed in April 2023.

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen. On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands. On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman. On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO Technology (HK) Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”). In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

Note 1 — Nature of business and organization (cont.)

On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”). In November, 2024, Beijing Viwotong transferred 100% equity of Tapuyu and Younike to BJ Weiyun for the purpose of easy for group management.

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Hainan Weidong Technology Co., Ltd. (“Hainan Weidong”) and a related individual to transfer 100% equity interest of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”) to the related individual with RMB 10 (USD 1.4), YY Online were Disposed in May 2024.

On October 21, 2024, the Company’s board of directors approved the disposal of Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”).

On April 16,2026,Weidong transferred 99% equity of Shanghai Guoyu to Shenzhen Weiyixin, and SZ Weidong transferred 1% equity of Shanghai Guoyu to Shenzhen Weiyixin. Shanghai Guoyu was 100% owned by Shenzhen Weiyixin .

On May 8, 2026 Shenzhen Weidong Technology Co., Ltd was dissolved .

On July 2, 2026 Hainan Weidong Technology Co.,Ltd was dissolved.

(c) Others

On March 4, 2021, WiMi Cayman established a wholly owned entity of TJ Zhongzheng which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB 195.7 million). On May 21, 2021, TJ Zhongzhen established Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao’). On May 26, 2021, Shenzhen Hedao established Kashi Daohezhongsheng Internet Technology Co., Ltd. (“Kashi Daohe”). On June 2 , 2023, Kashi Daohe was dissolved.

On August 4, 2020, WiMi Cayman established a wholly-owned subsidiary, Lixin Technology in the PRC to accelerate development of its holographic vision businesses. Lixin Technology established a wholly-owned subsidiary, Hainan Lixin Technology Co., Ltd. in October 2020.

On June 20, 2024, Shenzhen Weiyixin Technology Co., Ltd. and Beijing Hologram WiMi Cloud Network Technology Co., Ltd jointly funded the establishment of Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)

On November 7, 2024, Kashi Duodian established a wholly-owned subsidiary, Beijing Yujie Scholarship Education Consulting Co., Ltd. (Beijing Yujie).

On May 31, 2025, Kashi Duodian Network Technology Co., Ltd. and its wholly-owned subsidiary Beijing Yujie Scholarship Education Consulting Co., Ltd. were disposed by the company.

Note 1 — Nature of business and organization (cont.)

The accompanying consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of June 30, 2026:

Name	Background	Ownership
WiMi Hologram Cloud Limited (“WiMi HK”)	● A Hong Kong company ● Incorporated on September 4, 2018	100% owned by WiMi Cayman

Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on September 20, 2018 ● A holding company	100% owned by WiMi HK

Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”)	● A PRC limited liability company ● Incorporated on May 27, 2015 ● Primarily engages in AR advertising services	VIE of WiMi WFOE

Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● A PRC limited liability company ● Incorporated on May 20, 2014 ● Primarily engages in AR advertising services	100% owned by Beijing WiMi

Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● A PRC limited liability company ● Incorporated on August 24, 2017 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● A PRC limited liability company ● Incorporated on November 25, 2016 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● A PRC limited liability company ● Incorporated on December 3, 2019 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Shiyunyanxi Technology Co., Ltd. (“Shenzhen Shiyun”)	● A PRC limited liability company ● Incorporated on June 9, 2021 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	● A PRC limited liability company ● Incorporated on September 24, 2020 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yidian

Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● A Hong Kong company ● Incorporated on February 22, 2016 ● Primarily engages in AR advertising services	100% owned by Beijing WiMi

Skystar Development Co., Ltd (“Skystar”)	● A Republic of Seychelles Company ● Incorporated on March 30, 2016 ● Primarily engages in AR advertising services	100% owned by Micro Beauty

Viru Technology Limited (“Viru”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Primarily engages in AR advertising services	55% owned by WiMi HK

Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”)	● A PRC limited liability company ● Incorporated on August 26, 2022 ● No material operation as of June 30, 2026	100% owned by Viru

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
VIDA Semicon Co., Limited (“VIDA”)	● A Hong Kong company ● Incorporated on August 21, 2020	53% owned by WiMi HK

Weeto Investment PTE. Ltd (“Weeto”)	● A Singapore limited liability company ● Incorporated on April 28, 2022 ● No material operations as of June 30, 2026	100% owned by WiMi Cayman

Lixin Technology Co., Ltd. (“Lixin Technology”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on August 4, 2020	100% owned by WiMi Cayman

Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	● A PRC limited liability company ● Incorporated on October 10, 2020 ● Plan to support the daily operations of Lixin Technology	100% owned by Lixin Technology

Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on March 4, 2021 ● A holding company	100% owned by WiMi Cayman

Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	● A PRC limited liability company ● Incorporated on May 21, 2021 ● Plan to engage in AR advertising services	100% owned by TJ Zhongzheng

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
MicroAlgo Inc. (“MicroAlgo”)	● A Cayman company ● Incorporated on May 14, 2018 ● A holding company	53.3% owned by WiMi Cayman

VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● A Cayman company ● Incorporated on September 24, 2020 ● A holding company	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021; 100% owned by MicroAlgo after December 9, 2022

VIYI Technology Ltd. (“VIYI Ltd”)	● A Hong Kong company ● Incorporated on October 9, 2020 ● A holding company	100% owned by VIYI

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on November 18, 2020 ● A holding company	100% owned by VIYI Ltd

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	● A PRC limited liability company ● Incorporated on November 30, 2020 ● Engages in providing AR advertising services	58% owned by Shenzhen Weiyixin

Hainan Weidong Technology Co., Ltd. (“Weidong”)	● A PRC limited liability company ● Incorporated on October 28, 2020 ● Primarily engages in AR advertising services	Dissolved on July 2,2026

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	● A PRC limited liability company ● Incorporated on March 18, 2019 ● Engages in AR advertising services	99% owned by Weidong, 1% owned by SZ Weidong before April 16,2026, 100% owned by Shenzhen Weiyixin after April 16,2026.

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● A PRC limited liability company ● Incorporated on March 08, 2011 ● Primarily engages in AR advertising services	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	● A PRC limited liability company ● Incorporated on October 16, 2015 ● Primarily engages in AR advertising services	100% owned by Shenzhen Yitian

CDDI Capital Ltd (“CDDI”)	● A British Virgin Islands Company ● Incorporated on June 5, 2023	100% owned by VIYI Technology Limited

VIWO Technology Inc. (“VIWO Cayman”)	● Incorporated on June 27, 2023, under the laws of the Cayman Islands ● A holding company	55% owned by CDDI Capital Ltd

Viwo Technology Limited. (“Viwo Tech”)	● A Hong Kong company ● Incorporated on April 15, 2021 ● Engages in AR advertising services	100% owned by VIWO Cayman

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	● A PRC limited liability company ● Incorporated on July 19, 2021 ● No operations as of June 30, 2026	100% owned by Viwo Tech

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	● A PRC limited liability company ● Incorporated on June 22, 2021 ● Engages in AR advertising services	100% owned by Viwotong Tech from November 19, 2021 to February 6, 2024; 100% owned by Beijing Viwotong from February 6, 2024 to November 21, 2024; 100% owned by BJ Weiyun after November 21, 2024

Note 1 — Nature of business and organization (cont.)

Name	Background	Ownership
Beijing Younike Information Technology Co., Ltd. (“Younike”)	● A PRC limited liability company ● Incorporated on July 22, 2022 ● Engages in AR advertising services	100% owned by Viwotong Tech from December 23, 2022 to February 28, 2024; 100% owned by Beijing Viwotong from February 28, 2024 to November 11, 2024; 100% owned by BJ Weiyun after November 11, 2024

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	● A PRC limited liability company ● Incorporated on March 27, 2023 ● Primarily engages in AR advertising services	Dissolved on May 8,2026

VIWO Technology (HK) Limited (VIWO HK)	● A Hong Kong company ● Incorporated on December 20,2023 ● A holding company	100% owned by VIWO Cayman

Beijing Viwotong Technology Co., Ltd. (“Beijing Viwotong”)	● A PRC limited liability company ● Incorporated on January 23, 2024 ● Primarily engages in AR advertising services	100% owned by VIWO HK

Beijing Weiyun Spacetime Technology Co., Ltd. (“BJ Weiyun”)	● A PRC limited liability company ● Incorporated on March 7, 2024 ● Primarily engages in AR advertising services	100% owned by Beijing Viwotong

Weiyiyuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	● A Limited Partnership ● Incorporated on June 20, 2024 ● No operations as of June 30, 2026	50% owned by Shenzhen Weiyixin; 50% owned by WiMi WFOE

Note 1 — Nature of business and organization (cont.)

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Beijing WiMi is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Beijing WiMi contractual arrangements signed on November 6, 2018 and December 18, 2020

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters, which were initially signed on November 6, 2018. Pursuant to reorganization on December 18, 2020, the previous agreements were terminated and Beijing WiMi and WiMi WFOE entered into identical agreements on December 18, 2020. WiMi WFOE maintained effective control of Beijing WiMi. The significant terms of agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between WiMi WFOE and Beijing WiMi, WiMi WFOE has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. WiMi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay WiMi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by WiMi WFOE.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement, by and among WiMi WFOE, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Note 1 — Nature of business and organization (cont.)

Exclusive Assets Purchase Agreement

Pursuant to the exclusive asset purchase agreement by WiMi WFOE and Beijing WiMi, Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify WiMi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, by and among WiMi WFOE, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to WiMi WFOE to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by WiMi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without WiMi WFOE’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The Company has completed the registration of the equity pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney

Pursuant to the power of attorney, by WiMi WFOE and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized WiMi WFOE or any person(s) designated by WiMi WFOE to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing agreements signed on November 6, 2018 and December 18, 2020, which grant WiMi WFOE effective control of Beijing WiMi and enable WiMi WFOE to receive all of their expected residual returns, the Company accounts for Beijing WiMi as a VIE. Accordingly, the Company consolidates the accounts of Beijing WiMi for the periods presented herein, in accordance with Rule 3A-02 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the year ended December 31, 2025.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entity (“VIE”) and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for credit losses, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, the fair value of short-term investments. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company, its subsidiaries in Cayman, British Virgin Islands and Singapore is U.S. dollar, and its other subsidiaries which are incorporated in Hong Kong and Seychelles are Hong Kong Dollar, and its subsidiaries in PRC are RMB, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB (64,543,388) as of December 31, 2025 and accumulated other comprehensive loss amounted to RMB 96,246,678 (USD (14,131,272) ) as of June 30, 2026. The balance sheet amounts, with the exception of shareholders’ equity, on December 31, 2025 and June 30, 2026 were translated at RMB 1.00 to HKD 1.1072 and to HKD 1.1513, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2025 and 2026 were RMB 1.00 to HKD 1.0847 and to HKD 1.1345, respectively. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2025 and June 30, 2026 were translated at RMB 1.00 to USD 0.1423 and to USD 0.1468, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2025 and 2026 were RMB 1.00 to USD 0.1392 and to USD 0.1450, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets.

Note 2 — Summary of significant accounting policies (cont.)

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from RMB into USD as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1468, representing the mid-point reference rate set by People’s Bank of China on June 30, 2026. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK, Singapore and US.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the credit losses are adequate and provide credit losses when necessary. The credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Short-term investments

Short-term investments are investment in marketable equity securities that are measured and recorded at fair value based on quoted prices in active markets on reporting dates with changes in fair value, whether realized or unrealized, recorded through the income statement.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination.

Note 2 — Summary of significant accounting policies (cont.)

Other receivables and prepaid expenses

Other receivables that are short-term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Credit losses

The Company follows Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Company’s allowance for credit losses as of December 31, 2025 and June 30, 2026 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by other factors, these estimates may change and future actual losses may differ from the estimates. The Company will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years
Building	20 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Deconsolidation

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any non-controlling interest in the former subsidiary, such retained interest is remeasured at fair value as of the date control is lost.

Convertible notes payable

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the six months ended June 30, 2026, the convertible notes payable amounted to RMB 184,908,865 (USD 27,148,962).

Note 2 — Summary of significant accounting policies (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company recognizes revenue under ASC 606. Revenue from Contracts with Customers, when it satisfies a performance obligation by transferring control of the promised service to the customer, in an amount that reflects the consideration to which the Company expects to be entitled. The Company’s revenue streams and the timing of recognition for each are described below:

AR Advertising Services

— AR advertising display services

AR advertisements are the use holographic materials integrated into advertisement on the online media platforms or offline display. The Company’s performance obligation is to identify advertising spaces, embed holographic AR images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e., cost per impression (“CPM”) or cost per action (“CPA”) for online display and service period for offline display contracts.

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Note 2 — Summary of significant accounting policies (cont.)

— Software development services

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company acts as a principal rather than an agent in these software development contracts. As the principal, the Company directly fulfills the performance obligation by designing, developing, testing, and installing the customized software, maintaining control over the service delivery process and assuming the primary responsibility for satisfying the contract requirements. The Company’s revenue from software development contracts is generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Cost of revenues

For AR advertising display services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

For software development services, the cost of revenue includes the costs paid to the development vendors during the process of software development.

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses.

Research and development expenses

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Note 2 — Summary of significant accounting policies (cont.)

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 9% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Leases

The Company determines whether an arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

ROU assets are initially measured based on the amount of the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs incurred. Operating lease expense is recognized on a straight-line basis over the lease term.

Note 2 — Summary of significant accounting policies (cont.)

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock-based compensation expense for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated the terms of the outstanding warrants and determined that the warrants do not meet the criteria for equity classification. Accordingly, the warrants are classified as liabilities and are initially measured at fair value on the date of issuance in accordance with ASC 815-40.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Note 2 — Summary of significant accounting policies (cont.)

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 46.7% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2025 and June 30, 2026.

Noncontrolling interests consist of the following:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
VIDA	(43,587,352)	(43,542,938)	(6,393,125)
Viru	(10,876,163)	(11,021,652)	(1,618,237)
MicroAlgo	509,909,182	384,817,453	56,500,235
Total noncontrolling interests	455,445,667	330,252,863	48,488,873

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended June 30, 2025 and 2026, the weighted average dilutive shares were 23,391,347 and 18,385,054, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company’s chief operating decision maker is the Chief Executive and Operations Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has one operating segment: AR advertising services.

Recently issued accounting pronouncements

On November 4, 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027”. Entities within the ASU’s scope are permitted to early adopt the ASU. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company disclosures in respect of this ASU are included in Note 19 - Segments.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted.

Note 2 — Summary of significant accounting policies (cont.)

In June 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-05- Financial Instruments—Credit Losses (Topic 326). The current credit losses guidance in Topic 326 requires that an entity consider available information that is relevant to assessing the collectability of cash flows when developing an estimate of credit losses. The amendments provide a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. Under the practical expedient, an entity may assume that current conditions as of the balance sheet date do not change for the remaining life of the assets when developing reasonable and supportable forecasts. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company adopted ASU 2025-05 on January 1, 2026 and elected to apply the practical expedient. The adoption did not have a material impact on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Variable interest entity (“VIE”)

WiMi WFOE entered into contractual arrangements with Beijing WiMi on November 6, 2018. The agreements were terminated on December 18, 2020, and WiMi WFOE entered into another contractual arrangements with Beijing WiMi on the same day, under which WiMi WFOE maintains effective control of Beijing WiMi. The significant terms of these contractual arrangements are summarized in “Note 1 Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE.

i) Beijing WiMi

WiMi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Beijing WiMi because it has both of the following characteristics:

(1) The power to direct activities at Beijing WiMi that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Beijing WiMi that could potentially be significant to such entity.

Pursuant to the contractual arrangements, Beijing WiMi pays service fees equal to all of its net income to WiMi WFOE. The contractual arrangements are designed so that Beijing WiMi operate for the benefit of WiMi WFOE and ultimately, the Company.

Accordingly, the accounts of Beijing WiMi are consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Beijing WiMi and can have assets transferred out of Beijing WiMi. Therefore, the Company considers that there is no asset in Beijing WiMi that can be used only to settle obligations of Beijing WiMi, except for registered capital and PRC statutory reserves, if any. As Beijing WiMi is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing WiMi do not have recourse to the general credit of the Company for any of the liabilities of Beijing WiMi.

Note 3 — Variable interest entity (“VIE”) (cont.)

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Current assets	85,753,334	83,320,887	12,233,462
Property and equipment, net	72,658,575	70,811,620	10,396,808
Other noncurrent assets	10,132,185	10,132,185	1,487,643
Total assets	168,544,094	164,264,692	24,117,913
Total liabilities	(614,510,596)	(613,286,737)	(90,044,889)
Net assets	(445,966,502)	(449,022,045)	(65,926,976)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Current liabilities:
Accounts payable	7,831,313	7,542,308	1,107,388
Advance from customers	135,467	154,462	22,679
Other payables and accrued liabilities	17,122,156	17,052,191	2,503,662
Taxes payable	5,799,588	4,915,704	721,740
Intercompany payable*	561,017,190	561,017,190	82,370,493
Total current liabilities	591,905,714	590,681,855	86,725,962
Non-current shareholder loan	22,604,882	22,604,882	3,318,927
Total liabilities	614,510,596	613,286,737	90,044,889

*	Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:

	For the	For the	For the
	six months ended	six months ended	six months ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Operating revenues	128,728	57,092	8,382
Gross profit	128,728	11,162	1,639
Loss from operations	(1,439,606)	(2,099,642)	(308,277)
Net income (loss)	7,141,269	(3,314,898)	(486,706)

The following table provides a reconciliation of cash and cash equivalents reported within the VIE’s company balance sheets that sum to the total of the same amounts shown in the VIE’s company statements of cash flows:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Cash and cash equivalents	8,496,049	19,124,283	2,807,894
Total cash and cash equivalents	8,496,049	19,124,283	2,807,894

Note 4 — Deconsolidation

Deregistration of Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)

On May 8, 2026, the Company’s board of directors confirmed that the liquidation of SZ Weidong had been completed and lost its control of SZ Weidong. The deregistration of SZ Weidong resulted in no material gain or loss. Since the deregistration did not represent any strategic change of the Company’s operation, the deregistration was not presented as discontinued operations.

Note 5 — Short-term investments

Short-term investments consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
Marketable securities	2,062,818,597	1,783,257,278	261,824,029

Fair value disclosure:

December 31, 2025
	December 31,	Fair Value
	2025	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	2,062,818,597	2,062,818,597	-	-

June 30, 2026
	June 30,	Fair Value
	2026	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	1,783,257,278	1,783,257,278	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2025 and June 30, 2026, short-term investments amounted to RMB 2,062,818,597 and RMB 1,783,257,278 (USD 261,824,029), respectively. The fair value change resulted in unrealized and realized investment loss of approximately RMB 180,285,879 (USD 26,470,199).

Note 6 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Accounts receivable	65,438,392	46,574,715	6,838,261
Less: allowance of credit losses	(21,830,225)	(21,175,170)	(3,109,012)
Accounts receivable, net	43,608,167	25,399,545	3,729,249

The following table summarizes the changes in allowance for credit losses:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
Beginning balance	24,105,435	21,830,225	3,353,380
(Reversal of)/Allowance for credit losses	(253,023)	75,000	11,012
Deconsolidation of subsidiaries	(1,536,649)	-	-
Exchange rate difference	(485,538)	(730,055)	(255,380)
Ending balance	21,830,225	21,175,170	3,109,012

Note 7 — Property, plant and equipment, net

Property, plant and equipment, net consists of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
Office electronic equipment	1,135,926	1,115,476	163,779
Office fixtures and furniture	190,994	190,994	28,042
Vehicles	1,201,452	1,201,452	176,401
Building	115,322,345	115,322,345	16,932,027
Subtotal	117,850,717	117,830,267	17,300,249
Less: accumulated depreciation	(10,407,212)	(12,288,006)	(1,804,168)
Less: accumulated impairment	(34,643,556)	(34,643,556)	(5,086,487)
Total	72,799,949	70,898,705	10,409,594

Depreciation expenses for the six months ended June 30, 2025 and 2026 amounted to RMB 3,863,369 and RMB 1,889,970 (USD 277,492), respectively.

Note 8 — Long-term investments

Long-term investments consist of the following:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
19.0% Investment (1 company)	991,490	980,518	143,963
10 % Investment (1 company)	158,452	158,452	23,263
9.0 % Investment (2 company in the AR and virtual reality (“VR”) areas)	8,689,076	8,689,076	1,275,760
5.0 % Investment (23 companies in the AR, VR and digital marketing areas)	538,947	538,947	79,130
4.0 % Investment (13 companies in the AR, VR, 3D animation and software areas)	268,387	268,387	39,406
3.5 % Investment (2 companies in the AR and VR areas)	336,123	336,123	49,351
3.0 % Investment (5 companies in the AR, VR and 3D animation areas)	43,487	43,487	6,385
2.0 % Investment (3 companies in the AR, VR, 3D animation and software areas)	16,616	16,616	2,440
1.0 % Investment (12 companies in the AR, VR, 3D animation, hardware and software areas)	178,011	178,011	26,136
Total	11,220,589	11,209,617	1,645,834

During the year/period ended December 31, 2025 and June 30, 2026 , the Company made no additions to long-term investments. For the period ended June 30, 2026, the amount of long-term investments decreased by RMB 10,972(USD 1,611).

Note 9 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Salary payables	889,502	947,741	139,151
Other payables and accrued expenses	633,948,371	614,560,972	90,231,976
Accrued interest payable	9,739,427	9,739,427	1,429,977
Total other payables and accrued liabilities	644,577,300	625,248,140	91,801,104

Other payables and accrued expenses include other payables with the amount of RMB93,364,429 (USD13,708,089) and other payments with the amount of RMB521,196,543 (USD76,523,887), which represent current balances with external parties.

Note 10 — Bank loans

Banking borrowings include the followings:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	USD
Banking borrowings-short-term	30,000,000	30,000,000	4,404,704
Total	30,000,000	30,000,000	4,404,704

The total outstanding banking borrowings were RMB 30,000,000 and RMB 30,000,000 (USD 4,404,704) as of December 31, 2025 and June 30, 2026. During the six months ended June 30, 2026, the Company received the banking borrowings with the amount of RMB 25,000,000 (USD 3,670,587) and repaid the banking borrowings with the amount of RMB 25,000,000 (USD 3,670,587). All bank borrowings are secured and are working capital loans under revolving credit facilities, each with a maturity term not exceeding 12 months, for daily operational needs. The loans bear interest at floating rates. All loans will be paid off before July 2027.

Note 11 — Convertible notes payable

Convertible notes payable includes the followings:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Investors	184,735,532	184,908,865	27,148,962
Total	184,735,532	184,908,865	27,148,962

During the six months ended June 30, 2026, the Company entered into convertible note purchase agreements with investors, pursuant to which the Company will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares. As of December 31, 2025 and June 30,2026, there were RMB 184,735,532 and RMB 184,908,865 (USD 27,148,962) convertible notes payable outstanding, respectively.

Note 12 — Related party balances and transactions

Loans — related party

Loan from related parties are as follows:

			December 31,	June 30,	June 30,
Name of Related Parties	Relationship	Nature	2025	2026	2026
			RMB	RMB	USD
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	22,604,882	22,604,882	3,318,927
Total:			22,604,882	22,604,882	3,318,927
Related party loan – current			-	-	-
Related party loan – non-current			22,604,882	22,604,882	3,318,927

The maturity date of this related party loan is October 31, 2029, with an amount of RMB 22,604,882 (USD 3,318,927).

Note 13 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, WiMi Cayman, MicroAlgo, VIYI and VIWO are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

WiMi HK, Micro Beauty, VIDA, VIYI Ltd, Viwo Tech and Viwo HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company made provisions for Hong Kong profit tax as there were assessable profits derived from or earned in Hong Kong. Under Hong Kong tax law, WiMi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Seychelles

Skystar is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, CDDI Capital Ltd is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

Weeto is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

PRC

The subsidiaries and VIE incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Note 13 — Taxes (cont.)

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Province, China in 2015. The preferential enterprise income tax rate of 15% applicable to Shenzhen Qianhai expired in December 2025. Effective from January 1, 2026, Shenzhen Qianhai is subject to the standard enterprise income tax rate of 25%.

Significant components of the provision for income taxes are as follows:

	For the	For the	For the
	six months ended	six months ended	six months ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Current	(2,290,252)	(3,213,528)	(471,821)
Deferred	-	(146,597)	(21,524)
Income tax expense	(2,290,252)	(3,360,125)	(493,345)

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Deferred tax assets:
Allowance for credit losses	443,086	296,489	43,532
Deferred tax assets, net	443,086	296,489	43,532

The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidence to the extent it could be objectively verified.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30,2026, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31,2025 and for the six months ended June 30, 2026.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Taxes payable consisted of the following:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
VAT taxes payable	439,126	330,835	48,574
Income taxes payable	17,323,701	20,106,460	2,952,100
Other taxes payable	904,411	13,985	2,054
Total	18,667,238	20,451,280	3,002,728

Note 14 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of June 30, 2026, cash balance of RMB 203,002,597 (USD 29,805,546) was deposited with financial institutions located in China, of which RMB 168,629,078 (USD 24,758,707) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2026, cash balance of HKD 401,622,851 approximately RMB 348,829,527 (USD 51,216,363) was maintained at financial institutions in Hong Kong, of which HKD 389,423,481 approximately RMB 338,233,765 (USD 49,660,656) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 100,000 per depositor per Scheme member. As of June 30, 2026, cash balance of SGD 133,534,911 approximately RMB 747,128,561 (USD 109,696,011) was maintained at DI Scheme banks in Singapore, of which SGD 141,459,883 approximately RMB 744,149,716 (USD 109,258,647) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2026, cash balance of USD 7,642,623 (RMB 52,053,140) was deposited with a financial institution located in US, of which USD 6,847,935 (RMB 46,640,604) was subject to credit risk.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2025, two customers accounted for 13.50% and 11.23% of the Company’s total revenues. For the six months ended June 30, 2026, two customers accounted for 29.40% and 15.01% of the Company’s total revenues.

As of December 31, 2025, three customers accounted for 39%, 15% and 13% of the Company’s accounts receivable, respectively. As of June 30, 2026, four customers accounted for 27%, 18%, 12% and 10% of the Company’s accounts receivable.

Vendor concentration risk

For the six months ended June 30, 2025, three vendors accounted for 16.62%, 12.67% and 11.45% of the Company’s total purchases. For the six months ended June 30, 2026, three vendors accounted for 20.03%, 11.77% and 10.86% of the Company’s total purchases.

As of December 31, 2025, five vendors accounted for 32%, 21%, 11%, 11% and 10% of the Company’s accounts payable, respectively. As of June 30, 2026, five vendors accounted for 25%, 15% 14%, 12% and 10% of the Company’s accounts payable.

Note 15 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into six non-cancellable operating lease agreements with term more than one year for office spaces expiring through June 2029. As of June 30, 2026, the Company recognized approximately RMB 1,149,178 (USD 168,726) of right of use (“ROU”) assets and RMB 1,112,639 (USD 163,361) of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 3 year.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2025 and 2026 were RMB 573,522 and RMB 560,361 (USD 82,275), respectively.

The maturity of the Company’s operating lease obligations is presented below:

	Operating	Operating
	Lease	Lease
Twelve Months Ending December 31,	Amount	Amount
	RMB	USD
2026 (remaining six months)	455,804	66,923
2027	466,624	68,511
2028	154,568	22,694
2029	48,231	7,081
Total lease payments	1,125,227	165,209
Less: Interest	12,588	1,848
Present value of lease liabilities	1,112,639	163,361

Note 16 — Shareholders’ equity

Ordinary shares

WiMi Cayman was established under the laws of Cayman Islands on August 16, 2018. The authorized share capital of the Company is US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Note 16 — Shareholders’ equity (cont.)

As of June 30, 2026, the Company had 1,005,778 Class A Ordinary shares and 17,379,276 Class B Ordinary shares issued and outstanding with a par value of USD 0.002 each.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WiMi’s PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WiMi PRC entities.

WiMi PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2026, amounts restricted are the paid-in-capital and statutory reserve of WiMi PRC entities, which amounted to RMB 242,464,718 (USD 35,599,512).

Statutory reserve

As of December 31, 2025 and June 30, 2026, WiMi PRC entities collectively attributed RMB 20,868,471 and RMB 19,896,456 (USD 2,921,267), of retained earnings for their statutory reserves, respectively.

Note 17 — Warrant liability

The Company’s subsidiary, MicroAlgo Inc. (“MicroAlgo”), consummated a private placement of 225,000 Private Units at USD 10.0 per unit simultaneously with the closing of its initial public offering in 2021 (See Note 1 - Nature of business and organization). Each Unit consists of one ordinary share of MicroAlgo Inc, par value $0.001 per share, one warrant (“Private Warrant”) entitling its holder to purchase one-half of one share at a price of $11.50 per share, and one right to receive one-tenth (1/10) of one share upon the consummation of the Company’s initial business combination.

The Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by MicroAlgo and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. MicroAlgo established the initial fair value for the private warrants at USD 380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	USD	RMB	USD	RMB
Input
Share price	4.42	31.07	4.05	27.58
Risk-free interest rate	3.47%	3.47%	4.10%	4.10%
Volatility	52.79%	52.79%	80.00%	80.00%
Exercise price	69,000	484,987	69,000	469,952
Warrant life (yr)	1.92	1.92	1.42	1.42

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2025 and June 30, 2026 were nil, mainly due to the high exercise price comparing to actual share price.

Note 18 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WiMi WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the contractual arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the contractual arrangements is remote based on current facts and circumstances.

Note 19 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive and Operations Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has one operating segment: AR advertising services

Note 19 — Segments (cont.)

The following tables present summary information by segment for the six months ended June 30, 2025 and 2026:

	AR	Total
	advertising services	June 30, 2025
	RMB	RMB
Revenues	188,240,855	188,240,855
Cost of revenues	136,145,659	136,145,659
Gross profit	52,095,196	52,095,196
Depreciation and amortization	3,863,369	3,863,369
Total capital expenditures	4,956	4,956

	AR	Total	Total
	advertising services	June 30, 2026	June 30, 2026
	RMB	RMB	USD
Revenues	136,763,790	136,763,790	20,080,135
Cost of revenues	98,090,858	98,090,858	14,402,041
Gross profit	38,672,932	38,672,932	5,678,094
Depreciation and amortization	1,889,970	1,889,970	277,492
Total capital expenditures	-	-	-

Total assets as of:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
AR advertising services	3,608,217,652	3,367,912,912	494,488,674
Total assets	3,608,217,652	3,367,912,912	494,488,674

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviewed consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the	For the	For the
	six months ended	six months ended	six months ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Mainland PRC revenues	142,929,032	74,317,144	10,911,501
Hong Kong revenues	45,311,823	62,446,646	9,168,634
International revenues	-	-	-
Total revenues	188,240,855	136,763,790	20,080,135

Note 20 — Subsequent events

Deregistration of Hainan Weidong Technology Co., Ltd. (“Weidong”)

On July 2, 2026, the Company’s board of directors confirmed that the liquidation of Weidong had been completed and lost its control of Weidong. Since the deregistration did not represent any strategic change of the Company’s operation, the deregistration was not presented as discontinued operations.

The Company evaluated all events and transactions that occurred after June 30, 2026 up through the date the Company issued these unaudited interim condensed consolidated financial statements, and determined that it does not have any other material subsequent events to disclose in these financial statements.